Banco Santander (Brasil) S.A.
Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A
Vila Olímpia, São Paulo, SP 04543-011
Federative Republic of Brazil

April 30, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Banco Santander (Brasil) S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 30, 2014. This disclosure can be found on pages 70-71 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Banco Santander (Brasil) S.A.

By:	/s/ Jesús Maria Zabalza Lotina
Name: Jesús Maria Zabalza Lotina
Title: Chief Executive Officer